Endeavour Sets New Record For Quarterly Silver Production,
Up Sharply In Q3, 2007 To 577,384 oz Silver (676,604 oz Ag Equivalent)

October 17, 2007 - Vancouver, Canada - Endeavour Silver Corp. (EDR: TSX, EXK: AMEX, and EJD: Frankfurt) announced today that its silver production was up sharply in Q3, 2007, to 577,384 oz silver and 1,804 oz gold (676,604 oz Ag equivalent at a 55 silver: 1 gold ratio), setting a new record for quarterly silver production from the Company’s two operating mines in Mexico.

Silver production was 34% higher than Q2, 2007 and jumped 74% compared to Q3, 2006. Year to date, silver production from the Guanacevi Mines Project in Durango and the Bolanitos Mines Project in Guanajuato totals 1,498,618oz and 4,305 oz gold (1,735,393 oz Ag equivalent), well on track towards meeting the Company’s revised production forecast of 2 million oz silver in 2007.

Bradford Cooke, Chairman and CEO, commented, “Endeavour enjoyed another record quarter of silver production in Q3, 2007. Notwithstanding certain issues and delays experienced by the Guanacevi plant expansion and Bolanitos mine development projects, the Company once again added to its track record for strong production growth quarter-on-quarter. With the recent appointment of our new Vice President, Mexico Operations, David Howe, we are confident Endeavour will continue to grow production at a steady pace and focus on improving its operating performance.”

A total of 94,469 tonnes of ore were processed by the two plants in Q3, 2007 at average grades of 281 gpt silver and 0.80 gpt gold (325 gpt Ag equivalent), and average recoveries of 67.8% for silver and 74.4% for gold (see Comparative Table of Mine Operations below).

Comparative Table of Mine Operations
	Plant	Grade	Grade	Produced	Produced	Recovery	Recovery
Period	T’put (t)	Ag (gpt)	Au (gpt)	Ag (oz)	Au (oz)	Ag (%)	Au (%)
Q3, 2006	31,201	404	0.73	332,407	599	82.0	81.8
Q4, 2006	33,664	434	0.80	369,295	431	78.7	50.0
Q1, 2007	47,781	427	0.88	490,986	1020	74.8	75.1
Q2, 2007	58,061	290	0.99	430,248	1481	74.8	76.4
Q3, 2007	94,469	281	0.80	577,384	1804	67.8	74.4
Guanacevi	68,084	342	0.61	491,643	987	65.8	74.0
Bolanitos	26,385	124	1.29	85,741	817	81.6	74.7
Q3/07: Q3/06	+203%	-29%	+10%	+74%	+201%	-17%	-9%
Q3/07: Q2/07	+63%	-3%	-19%	+34%	+22%	-9%	-3%

Comparing the 3rd quarter 2007 to the 2nd quarter 2007, plant throughputs were both up sharply due to the increased mine output at Bolanitos and the expanded capacity at the Guanacevi plant; silver and gold grades were down due to higher than anticipated mine dilution and the processing of lower grade stockpiles at Guanacevi; silver and gold recoveries were also down due to plant inefficiencies during this time of plant improvement projects; and silver and gold production were both significantly higher because of the higher plant throughputs.

After a review of mine operations in August, management initiated new procedures at both mines in order to reduce mine dilution and improve grade control. As a result, ore grades at Bolanitos rose in September and a similar positive impact is anticipated at both Bolanitos and Guanacevi in the current quarter.

In the same way, management’s review of plant operations in July and August resulted in a simple change to the flotation circuit at Bolanitos that has already improved recoveries. Metal recoveries at Guanacevi continued to lag in Q3, 2007 but with the new Merrill Crowe circuit now on-line, management anticipates higher metal recoveries in Q4, 2007.

At Guanacevi, the new lined tailings pond came into operation in July and the expanded Merrill Crowe recovery circuit was successfully commissioned at the beginning of October. Other capital improvement projects are expected to the completed by year-end and can be updated as follows:

>	New silver dore refinery	70% complete
>	New high density tailings thickeners	40% complete
>	Expanded agitation leach tanks	20% complete
>	Porvenir pump station	80% complete
>	Santa Cruz ramp	40% complete

At Bolanitos, the Phase 1 tailings pond expansion was completed in July and Phase 2 is now in planning for next year. Several mine development projects were initiated in Q3, 2007 for completion by year-end and can be updated as follows:

>	Cebada level 315 clean-up	100% complete
>	Cebada level 515 clean-up	80% complete
>	Ascuncion mine dewatering	60% complete

Endeavour plans to release its financial results for the 3rd quarter on November 14th, 2007. Godfrey Walton, M.Sc., P. Geo., is the Qualified Person responsible for reviewing all of the operating data for the Guanacevi and Bolanitos Mines Projects.

Endeavour Silver Corp. (EDR: TSX, EDR.WT: TSX, EXK: AMEX, EJD: DBFrankfurt) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion programs now underway at Endeavour’s two operating mines, Guanacevi in Durango and Bolanitos in Guanajuato, coupled with the Company’s aggressive acquisition and exploration programs in Mexico should enable Endeavour to join the ranks of top primary silver producers worldwide.

ENDEAVOUR SILVER CORP.

Per:

/s/ "Bradford J. Cooke"

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, M.Sc., P.Geo., President and COO is the Qualified Person for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.